UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under The Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 1-13064

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

A copy of the Registrant’s Press Release dated May 9, 2012, NOVA Chemicals and PFB Corporation sign letter of intent for acquisition of NOVA Chemicals’ Performance Styrenics business, is furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ Ronald E.J. Kemle
Ronald E.J. Kemle
Vice President and Deputy General Counsel

May 10, 2012

EXHIBITS

Attached hereto is:

99.1                           Press Release dated May 9, 2012 - NOVA Chemicals and PFB Corporation sign letter of intent for acquisition of NOVA Chemicals’ Performance Styrenics business